Exhibit 99.1

Item 1. English translation of a notice CPSA-GG-N-0131/18-AL submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated as of March 27, 2018.

   BUENOS AIRES, March 27, 2018

Comisión Nacional de Valores

Notice: CPSA-GG-N-0131/18-AL
Subject: Information on Article 3, Chapter III, Title II of the CNV Rules
Ladies and Gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to provide information on Article 3, Chapter III, Title II of the Argentine securities regulator (the Comisión Nacional de Valores or CNV) Rules.

ALLOCATIONS TO DIRECTORS –2017 Fiscal Year-
Financial Statements as of and for the year ended December 31, 2017:	(In thousands of Ps.)
1. Charged to the statement of income and corresponding to 2017 fiscal year	3,185
2. Final amount proposed for the Shareholders’ Meeting	3,185
Other information for determining Computable Income:
3. Income (loss) for the fiscal year- Net Income-:	3,507,795
4. (+/-) Adjustments of previous fiscal years:	-
5. (-) Accumulated deficit at the beginning of the fiscal year:	-
6. (-) Legal Reserve:	(149,624)
Subtotal	3,358,171
7. (+) Allocations to the Board of Directors and to the Supervisory Committee recognized in the statement of income:	3,185
Total computable income
8. Computable income:	3,361,356
9. Ratio between computable income and compensation in 2017 (in %)	0.09%
10. Ratio between computable income and dividend in 2017 (in %)	-

Yours sincerely,
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099